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                                                                            NEWS
[ENGHOUSE LOGO]
                                                           FOR IMMEDIATE RELEASE

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                 ENGHOUSE COMPLETES TENDER OFFER FOR SYNTELLECT


MARKHAM, ONTARIO - DECEMBER 12TH, 2002 - Enghouse Systems Limited (TSX:ESL) today announced the successful completion of its tender offer for all of the outstanding shares of Syntellect Inc. (NASDAQ:SYNL.OB), at a price of $0.72 cash per share.

The tender offer expired at 12:00 midnight, New York City time, on Wednesday, December 11, 2002. Based on preliminary information provided by the depositary for the offer, approximately 9,123,000 shares, representing approximately 80% of the outstanding shares, have been tendered. Arizona Acquisition Corp., the wholly owned subsidiary of Enghouse through which the offer was made, has accepted for payment all shares validly tendered prior to the expiration of the offer and will make prompt payment to the depositary for the accepted shares.

Enghouse intends to acquire the remaining publicly held shares through a merger in which all remaining Syntellect stockholders (other than those who properly exercise their appraisal rights under applicable law) who did not tender their shares will receive the same consideration as those who tendered. The merger is expected to be completed within a few days pursuant to the short-form merger provisions of Delaware law.

About Enghouse Systems Limited

Enghouse is a profitable, publicly traded software company currently serving the utility, telecommunications, and pipeline industries. Enghouse utilizes an acquisition strategy to help foster growth and to enter new software markets. Further information may be obtained from the Company's web site at www.enghouse.com.

About Syntellect Inc.

Syntellect is a global leader in speech-enabled customer, employee and supply-chain self-service software solutions. Vista IMR, the Company's fourth-generation voice processing software platform, is the only open standards, Windows NT/Java TM and Voice XML platform available from a major supplier. Further information is available at www.syntellect.com.

For further information please contact:

Enghouse Systems Limited                      Syntellect Inc.

Neil Shafran                                  Timothy Vatuone
Executive Vice President                      Vice President &
Corporate Development                         Chief Financial Officer
Enghouse Systems Limited                      Syntellect Inc.
Tel: (905) 946-3200                           Tel: (602) 789-2954
e-mail: nshafran@enghouse.com                 e-mail: tvatuone@syntellect.com